SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # 2)

  Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

             Common Stock, par value $0.0001 per share

(Title of Class of Securities)

     867328502___

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 14, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see   the Notes).

CUSIP # 867328502 13D 2 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 9,685,552 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 9,685,552 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,685,552 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 21.96% (b)
14.	Type of Reporting Person (See Instructions) PN

(a) Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 4,577,280 shares of Common Stock underlying Series A Preferred Stock (“Series A Preferred Stock”)  of Sunesis Pharmaceuticals, Inc. (the “Issuer”), and 5,108,272 shares of Common Stock underlying warrants of the Issuer (“Warrants”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”),  Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 34,419,188 shares of Common Stock outstanding as of October 31, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, which was filed on November 16, 2009 and total Series A Preferred Stocks and Warrants of each reporting persons.

CUSIP # 867328502 13D 3 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 650,441 (c)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 650,441 (c)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,441 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.85% (b)
14.	Type of Reporting Person (See Instructions) PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants, except that ABMIII, the managing limited partner of ABPIIIKG, Deleage, Champsi, Penhoet, and Hurwitz, directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502 13D 4 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta BioPharma Management III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,335,993 (d)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,335,993 (d)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,335,993 (d)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.09% (b)
14.	Type of Reporting Person (See Instructions) OO

(d)   ABMIII shares voting and dispositive power over (i) 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII and (ii) 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG.

CUSIP # 867328502 13D 5 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Alta Embarcadero BioPharma Partners III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 238,686 (e)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 238,686 (e)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,686 (e)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.69% (b)
14.	Type of Reporting Person (See Instructions) OO

(e)   Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants, except that Deleage, Champsi, Penhoet, and Hurwitz, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502 13D 6 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Farah Champsi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,574,679 (f)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,574,679 (f)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,574,679 (f)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.5% (b)
14.	Type of Reporting Person (See Instructions) IN

(f) Champsi shares voting and dispositive control over (i) 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 7 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Jean Deleage
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,574,679 (g)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,574,679 (g)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,574,679 (g)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.5% (b)
14.	Type of Reporting Person (See Instructions) IN

(g) Deleage shares voting and dispositive control over (i) 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 8 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Edward Penhoet
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,574,679 (h)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,574,679 (h)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,574,679 (h)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.5% (b)
14.	Type of Reporting Person (See Instructions) IN

(h) Penhoet shares voting and dispositive control over (i) 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 9 of 12 pages

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Edward Hurwitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,574,679 (j)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,574,679 (j)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,574,679 (j)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 23.5% (b)
14.	Type of Reporting Person (See Instructions) IN

(j) Hurwitz shares voting and dispositive control over (i) 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 307,390 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502 13D 10 of 12 pages

Introductory Note:

This Amendment No. 2 to Schedule 13D is being filed to amend the Schedule 13D relating to the common stock, par value $0.0001 per share, of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission on November 6, 2009 (“First Amendment”), as the first amendment of the original Schedule 13D filed with the Securities and Exchange Commission on April 14, 2009 (“Original”).  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Schedule 13D.  Unless expressly amended below, First Amendment remains in full force and effect.

This Amendment No. 2 is being made to reflect the recent sales of the Issuer’s Common Stock on December 14, 2009 as more fully described in Item 5 below. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the reporting persons in the Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in their entirety to read as follows:

(a)       On December 14, 2009, the reporting persons aggregately sold 2,232,464 shares of the Issuer’s Common Stock on the open market at an average price per share of $2.0094.  The range of sale prices for the transactions reported was $1.81 to $2.62 per share.

      As a result of the sale, ABPIII, ABPIIIKG, AEBPIII, ABMIII, and each of the Directors beneficially owned 4,997,470 shares of Common Stock underlying Series A Preferred Stock and 5,577,209 shares of Common Stock underlying Warrants, representing 23.5% of the Issuer’s outstanding Common Stock.  This percentage is based the aggregate of ~~on~~  34,419,188 shares of the Issuer’s Common Stock outstanding as of October 31, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, and total Series A Preferred Stocks and Warrants owned by the funds. ~~.~~

(b)

ABPIII has sole voting and dispositive control over 4,577,280 shares of Common Stock underlying Series A Preferred Stock and 5,108,272 shares of Common Stock underlying Warrants, ABPIIIKG has sole voting and dispositive control over 307,390 Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants, and AEBPIII has sole voting and dispositive control over 112,800 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants.  ABMIII, as a general partner of ABPIII and managing limited partner of ABPIIIKG, may be deemed to have the power to direct the voting and disposition of the 9,685,552 shares held directly by ABPIII and 650,441 shares held directly by ABPIIIKG. By virtue of its relationships with ABPIII, ABPIIIKG, and AEBPIII, ABPMIII may be deemed to share the power to direct the disposition and vote of the 10,574,679 shares of Common Stock held directly by the ABPIII, ABPIIIKG and AEBPIII. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director may be deemed to share the power to direct the disposition and vote of the 9,685,552 shares held directly by ABPIII, the 650,441 shares held directly by ABPIIIKG and the 238,686 shares held directly by AEBPIII. The Directors disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

CUSIP # 867328502 13D 11 of 12 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2009

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

By:              /s/ Jean Deleage

   Jean Deleage, Director

   Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Director

              /s/ Jean Deleage

                  /s/ Farah Champsi

        Jean Deleage

        Farah Champsi

                  /s/ Edward Hurwitz

                  /s/ Edward Penhoet

         Edward Hurwitz

        Edward Penhoet

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: December 22, 2009

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

By:              /s/ Jean Deleage

   Jean Deleage, Director

   Jean Deleage, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:              /s/ Jean Deleage

                Jean Deleage, Director

              /s/ Jean Deleage

                  /s/ Farah Champsi

        Jean Deleage

        Farah Champsi

                  /s/ Edward Hurwitz

                  /s/ Edward Penhoet

         Edward Hurwitz

        Edward Penhoet